UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 11-K
_________________

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001 – 04858

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

International Flavors & Fragrances Inc.
Retirement Investment Fund Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2019 AND 2018

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2019 and 2018	5

Notes to Financial Statements	6

Supplemental Schedule:

Part 1 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - December 31, 2019	16

Signatures	17

Exhibit:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm- Smolin, Lupin & Co., P.A.

(*) Other supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended have been omitted as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee, Audit Committee and Participants
International Flavors & Fragrances Inc. Retirement Investment Fund Plan
New York, New York
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule H (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the schedule of assets (held at year end) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Smolin, Lupin & Co., P.A.
We have served as the Plan's auditor since 2007.
Fairfield, New Jersey
June 29, 2020

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2019 AND 2018

Assets	2019	2018
Investments at fair value:
Vanguard Inflation-Protected Securities Fund: Admiral Shares	$2,963,461	$2,340,379
Vanguard Total Bond Market Index Fund: Institutional Shares	21,891,566	18,951,276
Vanguard Total International Stock Index Fund: Institutional Shares	27,064,475	21,508,744
Vanguard Total Stock Market Index Fund: Institutional Shares	73,481,602	58,386,456
Vanguard Target Retirement Income Trust II	8,353,049	9,137,140
Vanguard Target Retirement Trust II:
2015 Trust II	14,476,028	16,846,580
2020 Trust II	39,813,144	37,505,817
2025 Trust II	59,318,617	50,951,661
2030 Trust II	61,842,112	49,549,516
2035 Trust II	56,198,363	44,239,593
2040 Trust II	36,495,843	29,307,180
2045 Trust II	22,812,423	16,547,039
2050 Trust II	12,679,168	8,648,678
2055 Trust II	7,728,810	4,916,853
2060 Trust II	2,568,802	1,538,321
2065 Trust II	117,721	55,558
Vanguard Retirement Savings Trust III	12,059,480	11,550,753
Vanguard Brokerage Option	13,593,421	11,219,770
Vanguard Federal Money Market Fund	10,116,093	8,694,938
Total investments at fair value	483,574,178	401,896,252
Plan interest in IFF Stock Fund - Master Trust	12,739,521	14,574,693
Total investments	496,313,699	416,470,945
Notes receivable from participants	5,340,943	5,174,849
Employer contributions receivable	4,265	420,183
Net assets available for benefits	$501,658,907	$422,065,977

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Contributions:
Company contributions	$10,291,815	$10,199,893
Participant contributions	18,875,308	17,070,436
TOTAL CONTRIBUTIONS	29,167,123	27,270,329

Investment (loss) income:
Dividends	2,916,378	2,599,354
Interest	303,252	254,872
Net (depreciation) appreciation of investments	79,675,341	(26,414,495)
Net Investment (Loss) Income	82,894,971	(23,560,269)
Plan interest in IFF Stock Fund - Master Trust investment loss	(165,501)	(1,633,671)
TOTAL INVESTMENT (LOSS) INCOME	82,729,470	(25,193,940)

Interest income on notes receivable from participants	257,699	214,175
Asset transfers	—	16,608,613
TOTAL ADDITIONS	112,154,292	18,899,177

Benefits distributed	(32,138,975)	(29,896,412)
Asset transfers	—	(5,472)
Administrative fees	(422,387)	(355,981)
TOTAL DISBURSEMENTS	(32,561,362)	(30,257,865)

Net (decrease) increase in participants' balances during the year	79,592,930	(11,358,688)

Net assets available for benefits:
Beginning of year	422,065,977	433,424,665

END OF YEAR	$501,658,907	$422,065,977

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE 1. DESCRIPTION OF THE PLAN
The following description of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information.
A. General/Eligibility:
The Plan is a defined contribution plan covering all U.S. based employees of International Flavors & Fragrances Inc. (“IFF”) and its domestic subsidiaries (the “Company”), with the exception of the unionized employees located in Jacksonville, Florida (the “Union Plan”), non-resident-alien employees and leased employees regardless of age and years of service. All eligible employees are automatically enrolled at 4% unless an affirmative election is made. Participants who are automatically enrolled also receive an automatic escalation of their contribution by 1% annually, each April 1st, not to exceed 8%, unless the participant elects otherwise. The Plan also covers certain employees who are U.S. citizens temporarily assigned to subsidiaries abroad. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”).
B. Administration of the Plan:
The Vanguard Fiduciary Trust Company is the Trustee of the Plan (“Vanguard” or the “Trustee”) and has custody of the assets. The Administrative Committee, whose appointment is overseen by the Company’s Board of Directors, is responsible for the administration of the Plan. The Administrative Committee oversees the Trustee in carrying out the day-to-day activities of the administration. The Investment Committee, whose appointment is also overseen by the Company’s Board of Directors, oversees the Plan’s investment options and management of Plan assets.
C. Investments:
Currently, the Plan offers participants various investment funds, common collective trusts, a master trust, and a brokerage option. Participants have the option to invest in and direct any matching contribution towards any of the following:
Plan Interest in IFF Stock Fund - Master Trust: A portion of the Plan's investments are in an IFF Stock Fund - Master Trust (“Master Trust”), which was established for the investment of assets of the Plan and certain other IFF sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Vanguard Fiduciary Trust Company. The Master Trust invests in common stock of the Company and investments in the Vanguard Prime Money Market fund as deemed necessary for orderly investment in such Company stock and for anticipated cash requirements. The participant's maximum contribution to this Master Trust is 20% of the participant's total contribution. The Master Trust is governed by a trust agreement with Vanguard to invest in the common stock of IFF.
Vanguard Inflation-Protected Securities Fund: Admiral Shares: The fund invests at least 80% of its assets in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations. The fund may invest in bonds of any maturity; however, its dollar-weighted average maturity is expected to be in a range of 7 to 20 years. At a minimum, all bonds purchased by the fund will be rated “investment grade” or, if unrated, will be considered by the advisor to be investment grade.
Vanguard Federal Money Market Fund: The fund invests primarily in high-quality short-term money market instruments. Under normal circumstances, at least 80% of the Fund’s assets are invested in securities issued by the U.S.government and its agencies and instrumentalities. Although these securities are high-quality, most of the securities held by the fund are neither guaranteed by the U.S. Treasury nor supported by the full faith and credit of the U.S. government. To be considered high-quality, a security must be determined by Vanguard to present minimal credit risk based in part on a consideration of maturity, portfolio diversification, portfolio liquidity, and credit quality. The fund maintains a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life of 120 days or less. Government money market funds are required to invest at least 99.5% of their total assets in cash, government securities, and/or repurchase agreements that are collateralized solely by government securities or cash (collectively, government securities). The fund generally invests 100% of its assets in U.S. government securities and therefore will satisfy the 99.5% requirement for designation as a government money market fund.

Vanguard Total Bond Market Index Fund: Institutional Shares: The fund employs an indexing investment approach designed to track the performance of the Bloomberg Barclays U.S. Aggregate Float Adjusted Bond Index. This index measures a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States—including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than 1 year. The fund invests by sampling the index, meaning that it holds a range of securities that, in the aggregate, approximate the full index in terms of key risk factors and other characteristics. All of the fund’s investments will be selected through the sampling process, and at least 80% of the fund’s assets will be invested in bonds held in the index. The fund maintains a dollar-weighted average maturity consistent with that of the index, which currently ranges between 5 and 10 years.
Vanguard Total International Stock Index Fund: Institutional Shares: The fund employs an indexing investment approach designed to track the performance of the FTSE Global All Cap ex US Index, a free-float-adjusted market-capitalization-weighted index designed to measure equity market performance of companies located in developed and emerging markets, excluding the United States. The index includes more than 5,300 stocks of companies located in 46 countries. The fund invests substantially all of its assets in the common stocks included in its target index.
Vanguard Total Stock Market Index Fund: Institutional Shares: The fund employs an indexing investment approach designed to track the performance of the CRSP US Total Market Index, which represents approximately 100% of the investable U.S. stock market and includes large-, mid-, small-, and micro-cap stocks regularly traded on the New York Stock Exchange and NASDAQ. The fund invests by sampling the index, meaning that it holds a broadly diversified collection of securities that, in the aggregate, approximates the full Index in terms of key characteristics. These key characteristics include industry weightings and market capitalization, as well as certain financial measures, such as price/earnings ratio and dividend yield.
Vanguard Target Retirement Income Trust II: The trust invests in Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement. The underlying funds are: Vanguard Total Bond Market II Index Fund, Vanguard Total Stock Market Index Fund, Vanguard Short-Term Inflation-Protected Securities Index Fund, Vanguard Total International Bond Index Fund and Vanguard Total International Stock Index Fund. The trust's indirect bond holdings are a diversified mix of short-, intermediate-, and long-term U.S. government, U.S. agency, and investment-grade U.S. corporate bonds; inflation-protected public obligations issued by the U.S. Treasury; mortgage-backed and asset-backed securities; and government, agency, corporate, and securitized investment-grade foreign bonds issued in currencies other than the U.S. dollar (but hedged by Vanguard to minimize currency exposures). The trust's indirect stock holdings are a diversified mix of U.S. and foreign large-, mid-, and small-capitalization stocks.
Vanguard Target Retirement Trust II: Consists of separate trusts which invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of the participant's target retirement year (2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055, 2060, and 2065). The trust’s asset allocation will become more conservative over time. Within seven years after the target retirement year, the trust’s asset allocation should resemble that of the Vanguard Target Retirement Income Trust II. The underlying funds are: Vanguard Total Stock Market Index Fund, Vanguard Total Bond Market II Index Fund, Vanguard Total International Stock Index Fund, Vanguard Total International Bond Index Fund, and Vanguard Short-Term Inflation-Protected Securities Index Fund. The trust's indirect bond holdings are a diversified mix of short-, intermediate-, and long-term U.S. government, U.S. agency, and investment-grade U.S. corporate bonds; inflation- protected public obligations issued by the U.S. Treasury; mortgage-backed and asset-backed securities; and government, agency, corporate, and securitized investment-grade foreign bonds issued in currencies other than the U.S. dollar (but hedged by Vanguard to minimize currency exposures). The trust's indirect stock holdings are a diversified mix of U.S. and foreign large-, mid-, and small-capitalization stocks.
Vanguard Retirement Savings Trust III: The fund invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks. The fund seeks to achieve its objective by diversifying among high-credit-quality investments and investment contracts that are structured to smooth market gains and losses over time. For the plan years ended December 31, 2019 and 2018, the effective annual yields for the fund were 2.63% and 2.74%, respectively, and the crediting interest rates for the fund were 2.73% and 2.76%, respectively.
Vanguard Brokerage Option: This option allows participants to choose investments from outside the plan, giving them access to thousands of mutual funds from hundreds of fund families.

D. Cash or Deferred Wage and Salary Conversion Agreements:
Each participant enters into a Cash or Deferred Wage and Salary Conversion Agreement (“CODA”) with the Company, pursuant to which participant contributions to the Plan are made. Such agreement specifies the portion of the participant's compensation, as defined in the Plan, during each Plan year that the participant elects to forego such compensation portion and to have such amount contributed by the Company to the participant's account with the Plan. Any such election remains in effect until changed by the participant. The Administrative Committee may limit the amounts specified in such agreement to ensure compliance with the anti-discrimination standards of Section 401(k) of the Internal Revenue Code (the “Code”). Subject to these limitations, participants may contribute up to 50% of their annual base wages, before bonuses and overtime, up to the maximum amount permitted under the Code. Under the Code, the maximum amount permitted per participant was limited to $19,000 and $18,500 for 2019 and 2018, respectively. Participants who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions. Catch-up contributions were limited to $6,000 for eligible employees for both 2019 and 2018. Amounts in excess of the Code limits may, at the election of the participant, either be contributed to the Plan on an after-tax basis or treated as contributions to the Company’s Deferred Compensation Plan (“DCP”) if an employee is eligible to participate in the DCP. If no election is made, the excess above the Code limits, plus any income less any loss allocable thereto, shall be distributed to the participant. Participants may also make Roth 401(k) contributions to the plan on an after-tax basis, subject to limitations under the Code, but the invested principal and earnings accumulate tax free.
E. Company Contributions:
The Company matches 100% of the first 4% of the participant’s base compensation contributed and 75% of contributions over 4% and up to 8% of the participant’s base compensation for (a) employees hired, re-hired or whose plan assets were transferred into the Plan on or after January 1, 2006 or (b) participants in which the sum of their age plus the number of service years was less than 70 as of December 31, 2007. For employees that were participants of the Plan before December 31, 2005, and who do not meet the criteria set forth in (a) and (b) above, the Company matches 50% of the first 6% of the participant’s compensation, as defined, that a participant contributes to the Plan, whether on a deferred or after-tax basis.
F. Vested Benefits/Forfeitures:
All participants vest immediately in their contributions to the Plan plus earnings thereon. Participants vest in the Company’s matching contribution after three years of continuous credited service. Forfeitures are applied towards employer matching contributions. For the year ended December 31, 2019, there were participant forfeitures of approximately $1,298,000 and forfeitures applied against employer contributions of approximately $795,000. For the year ended December 31, 2018, there were participant forfeitures of approximately $224,000 and forfeitures applied against employer contributions of approximately $259,000. At December 31, 2019 and 2018, forfeited non-vested amounts not yet applied to employer matching contributions approximated $626,000 and $122,000, respectively.
G. Individual Accounts:
A participant account is established and maintained for each active and former participant. Former participants are those who have terminated employment and have not yet received final payment of their account. The participant’s contributions and the Company's matching contribution are credited to the specific participant's account. The participant’s contributions and the Company’s matching contributions are invested in one or more of the Plan’s investments as directed by the participant.
Participants’ accounts are maintained on a share basis for all investments.
Interest earned and dividends paid are credited to each participant’s account based on accumulated daily account balances and reinvested in the respective investments.
H. Transfers Between Investments:
Participants may transfer all or a portion of their balance in any investment of the Plan to an alternative investment of the Plan. Exchanges must be in increments of 1%. Participants may make these transfers as frequently as on a daily basis by contacting Vanguard. However, participants will not be able to move money back into the same fund within 30 days. The 30-day limitation does not apply to the Vanguard Prime Money Market Fund and the Vanguard Retirement Savings Trust. The Vanguard Retirement Savings Trust has an equity wash provision which prohibits participants from making direct exchanges from this trust to a competing option, such as the Vanguard Prime Money Market Fund. Instead, participants must first exchange assets to a non-competing fund (typically an equity fund) and remain in that fund for 90 days before exchanging into a competing fund. Effective July 1, 2019, the Vanguard Brokerage Option is no longer deemed to be a competing fund.

I. Notes Receivable from Participants and In-service Withdrawals:
Participants may borrow from the Plan as described in Note 6. A participant may withdraw all or a portion of his or her balances if bona fide financial necessity can be demonstrated in accordance with guidelines set forth in the Code (“hardship withdrawal”). A participant who makes a hardship withdrawal prior to January 1, 2019 is limited by the Code as to the amount of CODA contribution a participant may make six months following distribution. Effective January 1, 2019, participants are no longer under suspension from the plan due to hardship withdrawals. The amounts of in-service withdrawals are limited by government regulation to amounts contributed under CODA agreements and earnings on such contributions.
J. Rollover Contributions:
Participants who receive eligible pre-tax rollover distributions from another ERISA qualified plan may roll that distribution into the Plan. Eligible rollover distributions are those that come directly from either another qualified retirement plan or an Individual Retirement Account (“IRA”) which was set up to hold a distribution from another qualified retirement plan on a temporary basis. Rollover amounts can only include pre-tax contributions, plus any untaxed earnings thereon. All rollovers from such an IRA must be made within one year of original distribution from the qualified retirement plan. Rollovers included in participant contributions were approximately $2,160,000 and $1,476,000 for 2019 and 2018, respectively.
K. Benefit Payments:
On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive benefits based on one of the following options:
A lump-sum payment;
Periodic payments.
Lump sum or installment payments may be made in cash or securities at the direction of the Plan’s Administrative Committee that directs the Trustee. When periodic payments are elected, a participant’s interest remains in the Plan and continues to receive allocations of earnings and losses until fully distributed.
L. Termination of Plan:
The Company may terminate the Plan at any time. In such event, the total amounts in participants' accounts shall continue in the trust for their benefit and become 100% vested in their account, and shall be distributed to their designated beneficiaries or them, as described in Note 1K. above, upon retirement, death, disability or termination of employment. At the present time, the Company has no intention of terminating the Plan.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of the significant accounting policies followed by the Plan:
A. Method of Accounting:
The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.
B. Valuation of Investments:
Investments are reported at fair value (see Note 3 and 4) in accordance with accounting guidance on fair value measurements and disclosures. Fair value is the price that would be recorded to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
C. Notes Receivable from Participants:
Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2019 and 2018.
D. Security Transactions and Related Investment Income:
Security transactions are recorded on the trade date; interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. Capital gain distributions from mutual funds are recorded as dividend income.

The Statement of Changes in Net Assets Available for Benefits presents the net appreciation (depreciation) in the fair value of the Plan’s investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.
E. Administrative Expenses:
All expenses that arise in connection with the administration of the Plan are paid by the Company except for loan administration fees (see Note 6) and discretionary portfolio management fees associated with the Vanguard Managed Account Program. The plan’s fee structure is a fixed per capita fee that is deducted from the participant’s account on an annual basis. Expenses paid by the Company are excluded from the financial statements.
F. Contribution Income:
Contributions made in accordance with participants’ CODA agreements (see Note 1D) are recognized during the period in which the Company makes payroll deductions from the participants’ compensation. Company contributions are recognized during the same period in which the Company makes payroll deductions from the participants' compensation for the participant contributions.
G. Benefit Obligations:
Benefits are recorded when paid.
H. Risks and Uncertainties:
The Plan provides for various investment options in any combination described in Note 1C. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in fair value could materially affect participants’ account balances and the amounts reported in the financial statements.
I. Use of Estimates:
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Actual results could differ from those estimates.
J. Recent Accounting Pronouncements:
In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU") 2017-06, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)", which clarifies the reporting requirements by an employee benefit plan for its interest in a master trust. There are increased disclosure requirements for investments in a master trust for which the pension plan holds a divided interest in a master trust. This guidance is effective for the current year. As the Plan's interest in master trusts is undivided, the Plan has determined that this guidance does not have a material impact on its Master Trust footnote disclosures.
In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820)", which modifies, removes and adds certain disclosure requirements on fair value measurements. The ASU is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. The Plan has determined that this adoption will not have an impact on its Investment fair value measurement and Master Trust fair value footnote disclosures.
NOTE 3. FAIR VALUE MEASUREMENTS
Accounting guidance on fair value measurements specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following fair value hierarchy:
•Level 1: Quoted prices for identical instruments in active markets;

•Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
•Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
Mutual funds, which include money market funds, are registered investment companies and are valued at quoted market prices which represent the net asset value of the underlying shares held by the Plan at the valuation date. The Vanguard Brokerage Option invests in various mutual funds, which represent net asset value, as stated above. There were no investments classified as Level 3 at December 31, 2019 and 2018.
The Vanguard Target Retirement Income Trust II and the Vanguard Target Retirement Trust II trusts are common collective trusts which invest in a Vanguard master trust, which then invests in Vanguard mutual funds. The Vanguard Retirement Savings Trust III is a common collective trust that holds fully benefit responsive investment contracts. Collective trust funds are valued at net asset value ("NAV") based on the market value of the underlying investment assets divided by the number of units outstanding at the end of the Plan year. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments Measured at Fair Value on a Recurring Basis
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018. The following table does not include the Plan’s interest in the Master Trust because that information is presented separately in Note 4:

	Fair Value Measurements Using Input Type as of
	December 31, 2019
	Level 1	Level 2	Total
Mutual funds	$135,517,197	$—	$135,517,197
Brokerage account	13,593,421	—	13,593,421
Total investments measured at fair value included in the hierarchy	149,110,618	—	149,110,618
Common collective trust funds measured at net asset value (1)	—	—	334,463,560
Total investments	$149,110,618	$—	$483,574,178

	Fair Value Measurements Using Input Type as of
	December 31, 2018
	Level 1	Level 2	Total
Mutual funds	$109,881,793	$—	$109,881,793
Brokerage account	11,219,770	—	11,219,770
Total investments measured at fair value included in the hierarchy	121,101,563	—	121,101,563
Common collective trust funds measured at net asset value (1)	—	—	280,794,689
Total investments	$121,101,563	$—	$401,896,252
(1) Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value associated with common collective trusts as of December 31, 2019 and 2018:

	Fair Value
	2019	2018	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Vanguard Retirement Savings Trust III	$12,059,480	$11,550,753	—	Daily	None
Vanguard Target Retirement Trust II	314,051,031	260,106,796	—	Daily	None
Vanguard Target Retirement Income Trust II	8,353,049	9,137,140	—	Daily	None
Total	$334,463,560	$280,794,689
NOTE 4. INTEREST IN MASTER TRUST
A portion of the Plan's investments are in the Master Trust, which was established for the investment of assets of the Plan and certain other IFF sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Vanguard. The value of the Plan's interest in the Master Trust is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. On December 31, 2019 and 2018, the Plan held an undivided interest in the net assets of the Master Trust of 99.48% and 99.53%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the amount of the time the plan’s assets were invested in the Master Trust.
Master Trust
Statements of Net Assets

	December 31,
	2019	2018
Assets
Investments at Fair Value
IFF Common Stock	$12,671,312	$14,520,092
VGI Federal Money Market Fund	61,296	39,633
Accrued Income Receivable	73,741	78,995
Total Assets	12,806,349	14,638,720
Liabilities
Income Payable	(73,882)	(79,203)

Total Net Assets	$12,732,467	$14,559,517

Master Trust
Statements of Changes in Net Assets

	Year Ended December 31,
	2019	2018
Additions to net assets attributed to:
Investment income:
Interest	$—	$(5)
Dividends	308,784	303,459
Net depreciation in fair value of investments	(472,323)	(1,950,128)
Net investment income	(163,539)	(1,646,674)

Net transfers	(1,663,511)	203,074
Net decrease in net assets	(1,827,050)	(1,443,600)

Net Assets
Beginning of Year	14,559,517	16,003,117

End of Year	$12,732,467	$14,559,517
The Plan Interest in the Master Trust is valued based on the closing price of the underlying IFF common stock at the valuation date, plus any uninvested cash position. The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value:

	December 31,
	2019	2018
	Level 1	Level 1
IFF Common Stock	$12,671,312	$14,520,092
Vanguard Federal Money Market Fund	61,296	39,633
Total	$12,732,608	$14,559,725
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2019, and 2018, there were no transfers in or out of levels 1, 2, or 3.
NOTE 5. TAX STATUS
On March 31, 2014, the Internal Revenue Service (“IRS”) issued an opinion letter stating that the volume submitter plan document adopted by the Plan, as then designed, qualifies under Section 401(a) of the Code. Although the volume submitter plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
The Plan does not have any uncertain tax positions as of December 31, 2019 and 2018. The Plan is subject to routine audits by taxing jurisdictions, generally for three years after they were filed. There are currently no audits in progress.

NOTE 6. NOTES RECEIVABLE FROM PARTICIPANTS
Upon application by a participant and validation as appropriate per the participant loan policy, the Trustee may make a loan to a participant in an amount not exceeding the lesser of 50% of the balance in the participant's account, or $50,000, with a minimum loan of $1,000. Loan withdrawals are allocated, as applicable, to the participant's balance in each of his or her selected investment funds. The loans are collateralized by the balance in the participants’ accounts and bear interest at a fixed rate equal to the Citibank, N.A. prime rate, plus 1/2 percent, but in no case in excess of the legal rate of interest. Interest rates are determined on the first business day of the calendar quarter. Loans are subject to a loan origination fee of $30 if they are requested on-line or $80 if they are requested through a participant services representative. Loan origination fees are deducted from the loan proceeds. In addition, participants with outstanding loans are subject to an annual administrative fee of $10, which is deducted from their respective accounts each July, except for the first year of the loan. Interest rates on outstanding participant loans ranged from 3.75% to 6.00% at December 31, 2019 and from 3.75% to 5.75% at December 31, 2018.
NOTE 7. RELATED PARTY TRANSACTIONS
The Master Trust invests in shares of the Company’s common stock based on participant's investment choices. The Master Trust is designed as a means for employees to participate in the potential long-term growth of the Company. Investments in the Master Trust qualify as party-in-interest transactions.
Most Plan investments consist of shares in investment funds managed by Vanguard. Vanguard is a party-in-interest as defined by ERISA.
In the opinion of the Investment Committee, fees paid during the years for services rendered by parties-in-interest were based on customary and reasonable rates for such services.
NOTE 8. PLAN TRANSFERS
As a result of the Company's acquisition of Fragrance Resources Inc. ("Fragrance Resources") during 2017, the Fragrance Resources 401(k) Plan was transferred into the Plan on January 11, 2018. Total assets transferred were approximately $16.6 million.

NOTE 9. SUBSEQUENT EVENTS
The Plan has evaluated subsequent events and transactions that occurred after December 31, 2019 through June 29, 2020, the date of this filing and the date these financial statements were issued and available. In late 2019, a novel strain of coronavirus, COVID-19, was first detected. In March 2020, the World Health Organization declared COVID-19 a global pandemic. The rapidly developing pandemic has generated significant uncertainty in the global economy and volatility in financial markets. The COVID-19 pandemic has affected and may continue to affect the market price of International Flavors & Fragrances Inc. common stock and other Plan assets. Due to the ongoing economic uncertainty and volatility caused by COVID-19, the resulting financial impact to the Plan cannot be reasonably estimated.
Following this declaration, the U.S. Federal government passed the "Coronavirus Aid, Relief, and Economic Security (CARES) Act" on March 27, 2020. The Plan has implemented certain changes allowable under the CARES Act which include permitting eligible plan participants to request penalty-free distributions of up to $100,000 before December 31, 2020 for qualifying reasons associated with the COVID-19 pandemic, permitting suspension of loan payments due for up to one year and permitting individuals to stop receiving 2020 required minimum distributions.

SUPPLEMENTAL SCHEDULE
INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
EIN No. 13-1432060
PLAN No. 001
FORM 5500
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Plan Interest in IFF Stock Fund - Master Trust	Master Trust Fund	a	$12,739,521
*	Vanguard Retirement Savings Trust III	Common/Collective Trust	a	12,059,480
*	Vanguard Inflation-Protected Securities Fund: Admiral Shares	Mutual Fund	a	2,963,461
*	Vanguard Federal Money Market Fund	Mutual Fund	a	10,116,093
*	Vanguard Total Bond Market Index Fund: Institutional Shares	Mutual Fund	a	21,891,566
*	Vanguard Total International Stock Index Fund: Institutional Shares	Mutual Fund	a	27,064,475
*	Vanguard Total Stock Market Index Fund: Institutional Shares	Mutual Fund	a	73,481,602
*	Vanguard Target Retirement 2015 Trust II	Common/Collective Trust	a	14,476,028
*	Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	a	39,813,144
*	Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	a	59,318,617
*	Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	a	61,842,112
*	Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	a	56,198,363
*	Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	a	36,495,843
*	Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	a	22,812,423
*	Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	a	12,679,168
*	Vanguard Target Retirement 2055 Trust II	Common/Collective Trust	a	7,728,810
*	Vanguard Target Retirement 2060 Trust II	Common/Collective Trust	a	2,568,802
*	Vanguard Target Retirement 2065 Trust II	Common/Collective Trust	a	117,721
*	Vanguard Target Retirement Income Trust II	Common/Collective Trust	a	8,353,049
*	Vanguard Brokerage Option (line 1c15)	Mutual Fund	a	13,593,421
*	Participant Loans	Varying maturity dates through 6/26/2046, interest ranging from 3.75% to 6.00%, per annum	—	5,340,943
		TOTAL		$501,654,642
* Indicates party-in-interest to the plan.
a The cost of participant-directed investments is not required to be disclosed.

See report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN

Date: June 29, 2020

By: /s/ Kevin Gonzalez
Kevin Gonzalez
Chairman, Administrative Committee